August 22, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Russell Mancuso, Branch Chief, Office of Electronics and Machinery

Re:

Biotricity Inc.

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-210933

Ladies and Gentlemen:

On behalf of our client, Biotricity Inc. (the “Company”), we hereby transmit this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated May 23, 2016 (the “Comment Letter”), with respect to the Registration Statement on Form S-1 filed by the Company with the Commission on April 26, 2016 (File No. 333-210933) (the “Registration Statement”).

Certain of the Staff’s comments call for the explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. To assist the Staff’s review, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 1.

All page number references in the Company’s responses are to the page numbers in Amendment No. 1.

Emerging Growth Company Status, page 7

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We advise the Staff that the Company has not provided any written communications to any potential investor in reliance on Section 5(d) of the Securities Act. The Company will, on or promptly after the filing of Amendment No. 1, supplementally provide the Staff with copies of all written communications provided to accredited investors as part of the Company’s private placement of unsecured convertible promissory notes.

Risk Factors, page 9

2.

Please provide us your analysis of your compliance with section 5.3(k)(A) of exhibit 10.1 with regard to your registration of a class of securities under Section 12 of the Exchange Act, and the effect of any non-compliance.

We advise the Staff that the Company is not yet in compliance with section 5.3(k)(A) of Exhibit 10.1. The Company expects to be in compliance with such section prior to the effective date of the Registration Statement. The Company does not believe the non-compliance to be material at this time.

3.

Please add a separate risk factor to highlight the language in your auditors’ report regarding substantial doubt about your ability to continue as a going concern. In the risk factor, address the reasons for and material effects of the language.

Effect has been given to the Staff’s comment. Please see the additional risk factor on page 5 of the prospectus.

4.

We note your statement in the second sentence of this section regarding additional risks that could adversely affect you. We also note that the last sentence of page 27 suggests that you may have omitted risk factors that “could be important.” You must disclose all risks that you believe are material at this time. Please revise your disclosure which suggests the contrary.

Effect has been given to the Staff’s comment. Please see the revised language on pages 4 and 24 of the prospectus.

5.

Please tell us whether the terms of the Exchangeable Shares can be amended to provide the holders rights to the registrant or iMedical that differ from those of the registrant’s common stockholders. Cite in your response the applicable provisions of the applicable exhibit.

We advise the Staff that while Section 9 (Amendment and Approval) of the Exchangeable Share Provisions found in Exhibit 4.2 permits that the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed only with the approval of the holders of the Exchangeable Shares, the Exchangeable Share Provisions work in conjunction with the Exchange Agreement (Exhibit 10.1), the Voting and Exchange Trust Agreement (Exhibit 10.3) and the Support Agreement (Exhibit 10.4), all of which can be amended only with approval of the Company and its subsidiaries (to the extent parties to such agreement(s)).

We may be subject to penalties, page 12

6.

Please reconcile your disclosure in the second paragraph on page 12 that the FDA has not made any determination about whether your products are Class I or Class II medical devices with your statement in the last paragraph on page 43 that the software component “is already FDA cleared.”

Effect has been given to the Staff’s comment. Please see the revised language on page 8 of the prospectus.

If we are unable to protect our patents, page 21

7.

From your disclosure on page 51, it appears that your patent application addresses the design of the proposed product, but not its operation. If so, please clarify this risk factor. Also, please tell us how you have determined that you have rights to the technology used in your proposed products, other than the software technology from CardioComm.

Effect has been given to the Staff’s comment. Please see the revised language on page 18 of the prospectus. We respectfully advise the Staff that other than the software technology from CardioComm, the technology in the Company’s proposed products are all off-the-shelf and readily available on the market.

Anti-takeover provisions, page 26

8.

We note your disclosure that your certificate of incorporation and bylaws “may” contain anti-takeover provisions. Please revise to clarify whether those documents contain such provisions, or clarify the reason for the uncertainty. Also, provide the disclosure required by Regulation S-K Item 202(a)(5).

Effect has been given to the Staff’s comment. Please see the revised language on page 23 of the prospectus.

If our common stock becomes, page 26

9.

Please clarify why you are uncertain whether your common stock currently is “penny stock.”

Effect has been given to the Staff’s comment. Please see the revised language on page 23 of the prospectus.

Market Information, page 28

10. Please revise to provide the range of high and low bid information for your common stock for each full quarterly period within the two most recent fiscal years, or for such shorter period that your shares have traded on a U.S. market, and any subsequent interim period for which financial statements are included. See Regulation S-K Item 201(a)(1)(iii).

Effect has been given to the Staff’s comment. Please see the revised language on page 25 of the prospectus.

Holders, page 28

11.

It is unclear whether the last sentence of the first paragraph is intended to say that (1) you do not know the total number of your shares outstanding, or (2) you do not know the number of holders other than record holders. Please revise to clarify.

Effect has been given to the Staff’s comment. Please see the revised language on page 25 of the prospectus.

12.

Please clarify who will receive the shares held in escrow if they are forfeited. Also clarify who will receive the shares if you satisfy the financing condition.

Effect has been given to the Staff’s comment. Please see the revised language on page 25 of the prospectus. We respectfully advise the Staff that the escrowed shares are held by certain shareholders of the Company from prior to the Acquisition Transaction, who agreed to the escrow arrangement to facilitate the Acquisition Transaction. Such shareholders are affiliated with a placement agent who may be assisting the Company with the capital raise, and would receive back the escrowed shares if and when the financing condition is satisfied.

Liquidity and Capital Resources, page 36

13.

Please include in your disclosure a discussion of capital needed to achieve the remaining milestones mentioned on page 10. Also discuss the capital required to complete the rollout mentioned in the last paragraph on page 46, to “remain current in the payment of applicable royalty fees” mentioned on page 51, to hire the employees mentioned in the second paragraph on page 53, and to pay the obligations under your software design agreement mentioned on page F-18.

Effect has been given to the Staff’s comment. Please see the revised language on page 36 of the prospectus.

Business, page 37

14.

We note your reference on page 10 to meeting your milestone schedule for technical advances. Please disclose the date of the milestones met and the nature of the milestones. Also ensure that your disclosure makes clear the material remaining hurdles that must be achieved before your product can be sold, including, among other hurdles, the status of the “24/7 EGC monitoring center” mentioned on pages 46 and 49 and the five-year period to develop software as indicated on page F-18. In this regard, we note your disclosure on page 44 that Biolife is scheduled to launch in the “Fall of 2016.” If you must obtain FDA clearance, please provide us your analysis of how approval can be achieved by that time.

We respectfully advise the Staff that the milestones referred to in the risk factors on page 5 are internal development milestones such as software release, completion of packaging and commencement of research projects, which the Company considers proprietary. The Company discloses its expectations regarding the launch of its products in the Business section of the prospectus. See, for example, pages 45 and 47 of the prospectus.

15.

Please disclose the material terms of the partnerships and collaboration agreements mentioned in the second and third paragraphs of this section. Include the material obligations of the parties, expiration date, and termination provisions.

We respectfully advise the Staff that the Company has updated and clarified the disclosure regarding partnerships and collaboration agreements mentioned in the second and third paragraphs of this section, found on page 38 of the prospectus.

16.

Please disclose the sources and availability of raw materials and the names of principal suppliers. Clarify the nature of the manufacturing or assembly required given the purchased materials.

Effect has been given to the Staff’s comment. Please see the newly added subsection entitled “–Manufacturing and Suppliers” on page 54 of the prospectus.

The Acquisition Transaction, page 38

17.

Please clarify whether you own all of the ownership interests in 1062024 B.C. LTD. other than the Exchangeable Shares.

Effect has been given to the Staff’s comment. Please see the revised language on page 39 of the prospectus.

18.

Please disclose the consideration you received for transferring all of your assets and liabilities to W270 SA. Also, tell us about all relationships between W270 SA and your current or former affiliates.

We advise the Staff that the Company did not receive any consideration for transferring its assets and liabilities to W270 SA, other than to permit the facilitation of the Acquisition Transaction. Upon information and belief, W270 SA was a software developer for the Company prior to the Acquisition Transaction, and there was no relationship between W270 SA and the Company’s current or former affiliates other than with respect to software development services to the Company.

19.

Please disclose the “certain redemption rights” mentioned in the last paragraph on page 40.

Effect has been given to the Staff’s comment. Please see the revised language on page 41 of the prospectus.

Market Overview, page 42

20.

Please provide support for your statements in the first and second paragraphs on page 43 and the second paragraph on page 44 regarding the expected size of the global and U.S. ECG markets in 2020. Also provide us support for (1) your disclosure in the third paragraph on page 43 regarding outdated technologies and a bulky device, (2) your disclosure in the fourth paragraph on page 43 regarding only five competitors and locked out physicians, and (3) the average reimbursement of $850 disclosed in the first paragraph on page 46.

The Company will, on or promptly after the filing of Amendment No. 1, supplementally provide the Staff with such support. We further advice the Staff that the Company revised the disclosure on page 44 to clarify that the bulkiness of a device is the Company’s opinion based on market research, and further revised the disclosure on page 44 to clarify that it is to the Company’s belief.

21.

Please disclose the material facts regarding your inquiry into or knowledge concerning your belief disclosed in the first bullet point on page 43 regarding better or equivalent diagnostics.

Effect has been given to the Staff’s comment. Please see the revised language on page 44 of the prospectus.

Market Opportunity, page 44

22.

Please disclose how the profit sharing arrangements mentioned in the first paragraph on page 46 comply with laws such as those mentioned in the first risk factor on page 23.

We advise the Staff that the disclosure on page 46 relating to the Bioflux business model has been clarified to remove the reference to the sharing of profits. The Company has verified to its reasonable belief that its business model is in compliance with Stark and other Federal laws.

Market Strategy, page 46

23.

Please tell us how you determined that your gross margin is approximately 83%. Also provide support for your statement in the third paragraph on page 47 that you can produce your device “at a significantly lower cost than many of the existing MCT devices,” and reconcile this statement with your statement in the last paragraph on page 17 that you can provide no assurance that you can develop “low-cost manufacturing capabilities.”

We respectfully advise the Staff that the Company’s margin calculation is based on its internal projections and an average reimbursement of $850, with costs of hardware and data to be less than $300. We further respectfully advise the Staff that such disclosure and the risk factor referred to in the Staff’s comment do not contradict each other, as the gross margin estimate is based on the Company’s belief after studying the market and preparing its business model, while the risk factor relates to the possibility that the Company’s best estimates may not come to fruition, and therefore do not need reconciling.

24.

We note the first paragraph on page 47. Please tell us which end users and payers said they are willing to switch to your device and accept your share of the reimbursement. Also tell us whether these statements are included in enforceable contracts and the amount of sales involved.

We advise the Staff that the Company has revised its disclosure to include a clarification that no definitive agreements have been entered into with end-users and payers. Please see page 47 of the prospectus.

Product and Technology, page 47

25.

Please disclose the material exceptions and limitations to the “exclusive” nature of your license from CardioComm Solutions.

Effect has been given to the Staff’s comment. Please see the revised language on page 51 of the prospectus.

Competition, page 49

26.

Please tell us the basis for your statement that CardioNet and LifeWatch are public companies.

We advise the Staff that the basis for such statements are through general internet searches. Please see the revised disclosure on page 50.

27.

Please reconcile your statement in the last bullet point on page 50 that TZ Medical does not have a software solution with the section entitled “Grant of Exclusivity” of your Exclusivity and Royalty Agreement with CardioComm indicating that TZ Medical has a pre-existing relationship with CardioComm.

We advise the Staff that, upon belief of the Company, no definitive agreement or arrangement between TZ Medical and CardioComm has been entered into notwithstanding the reference in the Exclusivity and Royalty Agreement.

Intellectual Property, page 50

28.

Please disclose when the patent underlying your license expires.

We advise the Staff that the intellectual property underlying the Company’s license from CardioComm Solutions is based on trade secrets and not any patent.

29.

Please tell us whether you were able to close the Transactions within the Conditional Period noted in your Exclusivity and Royalty Agreement. If so, please file any agreements associated with those Transactions or provide us your analysis as to why those agreements are not required to be filed by Regulation S-K Item 601(b)(2) and (10).

We respectfully advise the Staff that the Company does not believe there are any agreements associated with the Conditional Period required to be filed pursuant to Regulation S-K Item 601(b)(2) and (10).

Government Regulation, page 51

30.

Please tell us when you submitted the 510(k) application that your disclosure on pages 43 and 47 indicates is pending. Also tell us the status of the application, including any known material issues that are to be resolved. In this regard, please revise your disclosure on page 52 regarding 510(k) to describe the process for obtaining clearance to market your product. For example, what are the requirements to complete a submission? What is the review process?

We advise the Staff that the Company has updated the disclosure regarding 510(k) clearance to clarify that the 510(k) clearance is required and not that it is pending.  Please see the revised disclosure on pages 44, 47 and 53 of the prospectus.

Employees, page 53

31.

Please separately disclose the number of your employees, rather than combining this information with the number of your consultants. Also disclose the number of your full-time employees.

Effect has been given to the Staff’s comment. Please see the revised language on page 54 of the prospectus.

Management, page 54

32.

Please reconcile the information on page 54 with the information on the “Meet the Team” section of your website and your reference to multiple executive officers in the third bullet point on page 38. Also, please tell us who are the prosed officers and directors mentioned in the second paragraph on page 55.

Please see the updated disclosure on page 39 correcting the reference to multiple executive officers and on pages 56-57 with respect to recently appointed directors. We advise the Staff that Mr. Al-Siddiq is the only executive officer of the Company, and all other employees of or consultants to the Company which are disclosed on the Company’s website are either non-executive officers or non-officers.

Executive Compensation, page 55

33.

Please revise footnote 3 to your summary compensation table and the fourth paragraph on page 57 so that they refer to the correct filing.

Effect has been given to the Staff’s comment. Please see the revised language on pages 59 and 61 of the prospectus.

Employment Agreement, page 56

34.

Please disclose the purchase price of the options mentioned in the last paragraph on page 56.

Effect has been given to the Staff’s common. Please see the revised disclosure on page 54 of the prospectus.

Director Compensation, page 57

35.

Please provide the table required by Regulation S-K Item 402(r).

We respectfully advise the Staff that the table required by Regulation S-K Item 402(r) is not required in the Registration Statement as the Company did not have any directors receiving compensation as such during the periods requiring presentation under Item 402.

Ownership of Certain Beneficial Owners and Management, page 60

36.

Please identify the natural persons who have or share voting and/or dispositive power with respect to the shares owned by the entities listed in your table on page 60 and your table beginning on page 63.

Effect has been given to the Staff’s comment. Please see the revised disclosure on pages 64-65 and 66-68 of the prospectus.

37.

Please provide the table required by Regulation S-K Item 403 with regard to your preferred stock.

We respectfully advise the Staff that providing the table required by Regulation S-K Item 403 with regard to the Company’s single share of its Special Voting Preferred Stock would be both potentially misleading and confusing to investors. The single share of the Special Voting Preferred Stock is adequately and appropriately disclosed in Note 2 to the existing table on page 64 and elsewhere in the prospectus. We further advise the Staff that the single share of the Special Voting Preferred Stock is merely a mechanism for the holders of the Exchangeable Shares to vote such shares, and the trustee that holds the Special Voting Preferred Stock can only vote such shares in accordance with the wishes of the Exchangeable Shareholders. As the holders of Exchangeable Shares are appropriately disclosed in the existing table on page 64, having a separate table for the preferred stock would be duplicative and potentially misleading and confusing.

Selling Stockholders, page 62

38.

Please describe any material relationships the selling stockholders had with you, your predecessors or affiliates within the past three years. Include the transactions in which the selling stockholders originally acquired the securities that have been or will be exchanged for the offered securities. In this regard, please tell us what the “Presidents List” mentioned on page F-12 is and how it relates to the transactions.

Effect has been given to the Staff’s comment. Please see the revised disclosure on pages 66-68 of the prospectus. We advise the Staff that the reference to the “Presidents List” refers to contacts of the president of iMedical and not persons or entities introduced to iMedical from third parties. The reference to “Presidents List” has been clarified in the Company’s unaudited financial statements for the fiscal quarter ended June 30, 2016.

39.

Please disclose the terms of the securities held by the selling stockholders pursuant to which they can acquire the offered common stock. We note for example your reference to adjustment provisions and forced conversion of notes on page 39. If not clear from your disclosure in response to this comment, please show us how you determined the number of shares underlying the notes.

We respectfully advise the Staff that further information regarding the terms of the securities held by the selling stockholders can be found elsewhere in the prospectus, including on pages F-13-F-18.

40.

Please tell us whether any of the selling stockholders is a broker-dealer or affiliate of a broker-dealer.

Effect has been given to the Staff’s comment. Please see the revised disclosure on page 68 of the prospectus.

41.

We note your disclosure on page 41 regarding the offered shares being released from a lock up on dates related to the effective date of what appears to be this registration statement, subject to the consent of an advisor. Please tell us your relationship to the advisor, the role of the advisor, and the purpose of requiring the advisor to consent to the release.

We advise the Staff that the advisor is Highline Research Advisors LLC (“Highline”), an affiliate of Merriman Capital, Inc. (“Merriman”). iMedical entered into a placement agent agreement dated October 31, 2015 with Merriman and Highline pursuant to which, among other things, they would assist iMedical with going public by merger with a public company. The consent was required to prevent the Company from unilaterally waiving the lock-up requirements, which was a condition to the Acquisition Transaction.

Description of Securities, page 65

42.

Please outline briefly in your prospectus the provisions specifying the vote required by security holders to take action. For example, we note section 2.8 in exhibit 3.2.

Effect has been given to the Staff’s comment. Please see the revised disclosure on page 69 of the prospectus.

Financial Statements, page F-1

43.

Please revise to retroactively reflect the changes in capitalization arising from the reverse recapitalization between Biotricity and iMedical in the financial statements and related footnotes and to identify the financial statements as those of the Biotricity. In that regard, reports filed after a reverse recapitalization should parallel the financial reporting required under GAAP as if the accounting acquirer were the legal successor to the registrant’s reporting obligation as of the date of the transaction.

Effect has been given to the Staff’s comment. Please see the revised financial statements commencing on page F-1 of the prospectus.

Recent Sales of Unregistered Securities, page 73

44.

Please disclose the facts relied upon to make the cited exemption from registration available as required by Regulation S-K Item 701(d).

Effect has been given to the Staff’s comment. Please see the revised disclosure on page II-5 of Amendment No. 1.

Exhibits, page 74

45.

Please ensure that you correctly identify any exhibit that you are incorporating by reference. For example, we note that your exhibits 4.6, 10.7, 10.8, 14.1, and 21.1 each incorporate by reference to Exhibit 4.5 of your Transition Report on Form 10-KT filed on April 13, 2016.

Effect has been given to the Staff’s comment. Please see the revised disclosure on pages II-6 and II-7 of Amendment No. 1.

46.

Please tell us which exhibit represents the Exchangeable Share Provisions mentioned in Exhibit 10.3. We note for example, the reference to section 27.11 of those provisions in section 11.1 of Exhibit 10.3.

We advise the Staff that Exhibit 4.2 represents the Exchangeable Share Provisions.

47.

Please file the license mentioned on page 51.

We respectfully advise the Staff that the aforementioned license is filed as Exhibit 10.6 to the Registration Statement.

Undertakings, page 76

48.

Please provide all undertakings required by Regulation S-K Item 512(a), including Item 512(a)(6).

Effect has been given to the Staff’s comment. Please see the additional language on page II-9 of Amendment No. 1.

Signatures, page 78

49.

Please do not change the text that Form S-1 requires to appear on the Signatures page.

Effect has been given to the Staff’s comment. Please see the revised text on the Signature page.

* * * * *

We thank you for your prompt attention to this letter and look forward to hearing from you at your earliest convenience. Please do not hesitate to contact the undersigned at (516) 663-6580 with any questions or further comments you have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ STEPHEN E. FOX

STEPHEN E. FOX

For the Firm

cc:

Biotricity Inc.